UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________ to ________

Commission File Number 1-12378

NVR, Inc. Profit Sharing Plan
(Full name of the Plan)

NVR, Inc.
11700 Plaza America Drive, Suite 500
Reston, Virginia 20190
(703) 956-4000
(Name of issuer of securities held pursuant to the Plan and the address and phone number of its principal executive offices)

NVR, INC. PROFIT SHARING PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator and Plan Participants
NVR, Inc. Profit Sharing Plan

Opinion on the financial statements
We have audited the accompanying statements of net assets available for plan benefits of NVR, Inc. Profit Sharing Plan (the “Plan”) as of December 31, 2024 and 2023, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for plan benefits for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.
Basis for opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental information
The supplemental schedules of delinquent participant contributions for the year ended December 31,2024 and of assets (held at end of year) as of December 31, 2024 (“supplemental information”) have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ GRANT THORNTON LLP

We have served as the Plan’s auditor since 2020.
Philadelphia, Pennsylvania
June 25, 2025

NVR, INC. PROFIT SHARING PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2024 and 2023
(in thousands)

	December 31,
	2024	2023
ASSETS
Plan's interest in master trust, at fair value	$1,012,619	$868,747

Receivables:
Notes receivable from participants	12,756	11,612
Employee contributions	—	142
Employer contributions	—	4
Interest, dividends and other	5	47
Total receivables	12,761	11,805

Total assets	1,025,380	880,552

LIABILITIES
Due to participants	58	69

Net assets available for plan benefits	$1,025,322	$880,483

See accompanying notes to financial statements.

NVR, INC. PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the Year Ended December 31, 2024
(in thousands)

Additions to net assets attributable to:
Plan's share of net investment income of master trust	$155,055
Interest income on notes receivable from participants	916
Contributions:
Employee	49,069
Employer	5,513
Rollovers	7,020
Total contributions	61,602

Total additions	217,573

Deductions from net assets attributable to:
Benefits paid to participants	(72,187)
Administrative expenses	(547)

Total deductions	(72,734)

Increase in net assets available for plan benefits	144,839
Net assets available for plan benefits at beginning of year	880,483
Net assets available for plan benefits at end of year	$1,025,322

See accompanying notes to financial statements.

NVR, INC. PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2024 and 2023
(dollars in thousands)

1.     Description of Plan and Benefits
The following description of the NVR, Inc. Profit Sharing Plan (the “Plan” or “PSP”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.
General
The Plan is a defined contribution, profit-sharing retirement plan, and covers substantially all employees of NVR, Inc. and its affiliated companies ("NVR", the "Company” or "Employer"). The investments of the PSP, along with the investments of the NVR, Inc. Employee Stock Ownership Plan ("ESOP") are held within the NVR, Inc. Profit Sharing Plan and ESOP Master Trust ("Master Trust"). Fidelity Management Trust Company ("Fidelity") is the trustee and provides recordkeeping services for the Plan. Additionally, Fidelity Investments Institutional Operating Company, Inc., provides certain other recordkeeping services for the Plan. Fidelity maintains a separate account reflecting the equitable share of each plan's investments within the Master Trust and reports the Plan’s share of investments to the Plan. The Plan is administered by a Profit Sharing Committee (the "Plan Administrator"), which is designated by the Board of Directors of NVR, Inc. (the “Board”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The Plan year begins each January 1st and ends each December 31st ("Plan Year").
Employee Eligibility
All full-time and part-time employees are eligible to participate in the Plan immediately upon employment. The Plan excludes any employee covered by a collective bargaining agreement negotiated in good faith with the Company and leased employees.
Contributions
The Plan provides for eligible Plan participants to make voluntary salary deferral contributions (“VSDC”) from 1% to 50% of their current salary on a combined pre-tax, Roth and post-tax basis into the Plan for investment. All investment funds provided in the Plan are available for employee VSDC. A participant's pre-tax and/or Roth deferral was limited to a maximum contribution of $23.0 during 2024 and $22.5 during 2023. Participants who reached age 50 or older before the close of the calendar year and have deferred the maximum amount allowed under the Plan have the option to make additional pre-tax and/or Roth salary deferrals. The maximum “catch-up” contribution was $7.5 during 2024 and 2023. Participants may change their salary deferral percentages periodically, but participants generally cannot withdraw fund balances before termination, retirement, death or total permanent disability unless certain hardship conditions exist. At December 31, 2024 and 2023, refunds of $58 and $69, respectively, were due to participants for excess contributions made during the Plan Year and are reflected as a reduction of employee contributions in the Statement of Changes in Net Assets Available for Plan Benefits and in the “Due to participants” line item on the Statements of Net Assets Available for Plan Benefits.
In accordance with the Plan, the Company may declare a matching contribution. In 2024, the Company matched up to the first one thousand dollars of individual participants’ pre-tax and/or Roth salary deferrals. The Company does not make matching contributions on post-tax salary deferrals. NVR contributed approximately $5,500 in matching contributions during 2024. Matching contributions are invested in participant accounts in the Plan as directed by participants.
Vesting and Forfeitures
Employees vest in Company matching contributions at the rate of 20% per year beginning with the completion of the second year of service. Employees also become 100% vested upon reaching age 60 or upon an employee’s termination on account of death or total disability. Participants are fully vested at all times in their VSDC account balances. Forfeitures of unvested amounts relating to terminated employees are used to pay certain recordkeeping

NVR, INC. PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2024 and 2023
(dollars in thousands)

and investment consultant fees. The remainder are allocated annually, in the subsequent fiscal year, to all eligible participants in the Plan as of December 31, based upon the proportion that the participant’s compensation for that Plan Year bears to the total compensation received for such year by all participants sharing in the allocation, subject to the annual addition limitation and nondiscrimination requirement imposed under the Internal Revenue Code. Forfeitures of approximately $735 and $1,010 in 2024 and 2023, respectively, were allocated to eligible participant accounts in 2025 and 2024, respectively.
Investment Options
The Plan Administrator selects the number and type of investment options available. Fidelity is responsible for maintaining an account balance for each participant. Each participant instructs Fidelity how to allocate their account balances. Fidelity values account balances daily. Each investment fund's income and expenses are allocated to participant accounts daily in relation to their respective account balances. Each account balance is based on the value of the underlying investments in each account. Generally, participants may elect to change how future contributions are allocated or may transfer current account balances among investment options.
Payments of Benefits
Depending on various provisions and restrictions of the Plan, the method of benefit payment can be in the form of a lump-sum distribution or based on a deferred payment schedule. Amounts remaining in the Plan as a result of deferred payments are subject to daily fluctuations in value based on the underlying investments in each account.
Notes Receivable from Participants
Loans are made available to all participants on a nondiscriminatory basis in accordance with the specific provisions set forth in the Plan. The amount of a loan generally cannot exceed the lesser of $50 or one-half of a participant's total vested account balance as of the loan origination date, and participants may have a maximum of two loans outstanding at any time. Generally, a loan bears interest at a fixed rate which is determined by the Plan Administrator. Such rate for all outstanding loans was prime plus 1% set at the date of loan origination. All loans are subject to specific repayment terms and are secured by the participant's non-forfeitable interest in his/her account equivalent to the principal amount of the loan. Loan repayment terms range from one to five years with the exception of loans taken for the purchase of a primary residence, in which case the repayment terms may be extended for a term of up to fifteen years. For participant loans that become delinquent, are not cured and result in default, the amount of the unpaid loan and interest due to the Plan will be a deemed distribution. Deemed distributions are reported as a taxable distribution and remain part of the participant's account balance until a distributable event occurs (i.e termination of employment). Participants must pay any outstanding loans in full upon termination of service with the Company. Loans not repaid within the time-frame specified by the Plan subsequent to termination are considered to be in default and treated as a distribution to the terminated participant. Participant loans are recorded at unpaid principal plus accrued interest.
Administrative Expenses
Loan origination fees, trustee fees and most recordkeeping fees are paid by Plan participants. Certain recordkeeping and investment consultant fees are paid by the Plan, from Plan forfeitures. All other administrative expenses are paid directly by the Company.
2.    Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with generally accepted accounting principles in the United States of America ("GAAP").

NVR, INC. PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2024 and 2023
(dollars in thousands)

Use of Estimates in Preparation of Financial Statements
The preparation of financial statements in conformity with GAAP requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of Plan activity during the reporting period. Accordingly, actual results may differ from those estimates.
Investment Income
Interest income from investments is recorded on the accrual basis of accounting. Dividend income is recorded on the ex-dividend date. Investment transactions are accounted for on a trade-date basis.
Investment Valuation and Transactions
All investments are carried at fair value.

Net appreciation or depreciation in fair value of investments includes the Plan’s gains and losses on investments bought and sold as well as held during the year. Net appreciation or depreciation is measured and recognized in the Statement of Changes in Net Assets Available for Plan Benefits as the difference between the fair value of investments at the investment sale date or re-measured at the financial statement date and the fair value at the beginning of the Plan Year or the original measurement at the investment purchase date if purchased during the Plan Year. Purchase and sale transactions are recorded on a trade-date basis.
Fair Value Measurements
Accounting Standard Codification (“ASC”) Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability, in an orderly transaction between market participants at the measurement date. ASC Topic 820 establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Plan’s assumptions (unobservable inputs). The hierarchy consists of three levels:
Level 1 – Quoted market prices in active markets for identical assets or liabilities.
Investments in registered investment companies, shares of the Company’s common stock, other common and preferred stock and cash are valued using quoted prices in active markets.

Level 2 – Inputs other than Level 1 inputs that are either directly or indirectly observable.
The Plan has no investments valued using Level 2 inputs.

Level 3 – Unobservable inputs developed using estimates and assumptions developed by the Plan, which reflect those a market participant would use.
The Plan has no investments valued using Level 3 inputs.
Common collective trusts ("CCTs") are valued using Net Asset Value ("NAV") as a practical expedient and are not categorized in the fair value hierarchy. NAV is provided by the fund's issuer and is based on the fair value of the underlying investments held by the fund less its liabilities. Participant directed withdrawals or exchanges may be made on a daily basis, with no restrictions. In the event the Plan were to initiate a full redemption of any of the CCTs, the Plan must provide advance notice and for certain of the CCTs, the fund’s issuer reserves the right to temporarily delay withdrawal from the CCT in order to ensure that securities liquidations will be carried out in an

NVR, INC. PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2024 and 2023
(dollars in thousands)

orderly business manner. The CCTs have no unfunded commitments. As of December 31, 2024, the Plan had not provided the respective trustees with advance notice to terminate the Plan's investment in any of the CCT funds.

The following table presents the financial instruments in the Master Trust (see footnote 3 for discussion of the Master Trust) measured at fair value on a recurring basis, based on the fair value hierarchy as of December 31, 2024.

	Basis of Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Fair Value Measurements:
Investments in registered investment companies	252,895	—	—	252,895
NVR, Inc common stock	1,463,267	—	—	1,463,267
Self-directed brokerage accounts	29,501	—	—	29,501
Cash	117	—	—	117
Total investments measured at fair value	$1,745,780	$—	$—	$1,745,780
Investments measured at net asset value (1):
Investments in common/collective trusts	—	—	—	569,743
Total investments in the Master Trust	$1,745,780	$—	$—	$2,315,523

The following table presents the financial instruments in the Master Trust measured at fair value on a recurring basis, based on the fair value hierarchy as of December 31, 2023.

	Basis of Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Fair Value Measurements:
Investments in registered investment companies	233,186	—	—	233,186
NVR, Inc common stock	1,309,814	—	—	1,309,814
Self-directed brokerage accounts	21,355	—	—	21,355
Cash	113	—	—	113
Total investments measured at fair value	$1,564,468	$—	$—	$1,564,468
Investments measured at net asset value (1):
Investments in common/collective trusts	—	—	—	478,500
Total investments in the Master Trust	$1,564,468	$—	$—	$2,042,968
(1)    The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the total of investments in the Master Trust at fair value as presented in Note 3.
Payments of Benefits
Benefits are recorded as deductions when paid.

NVR, INC. PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2024 and 2023
(dollars in thousands)

3.    Investments
The Plan’s share of changes in the Master Trust and the value of the Master Trust have been reported to the Plan by the trustee as having been determined through the use of fair values for all investments. The divided interest of each Plan in the Master Trust is increased or decreased (as the case may be):
(i)for the entire amount of every contribution received on behalf of the Plan, every benefit payment, or other expense attributable solely to such Plan, and every other transaction relating only to such Plan; and
(ii)for accrued income, gain or loss, and administrative expense attributable solely to such Plan.
The following table presents the investments held by the Master Trust and the Plan's interest in each of those investments at fair value as of December 31, 2024 and 2023:

	Master Trust		Plan's Interest
	2024	2023	2024	2023

NVR, Inc. common stock	$1,463,267	$1,309,814	$252,978	$224,373
Investments in registered investment companies	252,895	233,186	212,852	193,752
Investments in common/collective trusts	569,743	478,500	525,749	435,745
Self-directed brokerage accounts	29,501	21,355	20,951	14,789
Cash	117	113	89	88
Total	$2,315,523	$2,042,968	$1,012,619	$868,747

Net investment gain for the Master Trust and the Plan's portion for the year ended December 31, 2024 was as follows:

	Master Trust	Plan's Interest
Net investment gain:
Net appreciation in fair value of investments	$344,891	$147,914
Dividend income	8,517	7,121
Interest income	20	20
Net investment gain in Master Trust	$353,428	$155,055

The investment gain allocation variance between the PSP and ESOP is driven primarily by the investment mix within the respective plans. The ESOP requires holdings to be predominately invested in NVR, Inc. common stock; whereas the PSP has no similar requirements and thus holdings within the PSP are diversified among multiple investments.
4.    Tax Status
The Plan received its latest determination letter dated September 7, 2017 which stated that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and its related Trust is exempt from tax under section 501(a) of the Code. The Plan has been amended since receiving the determination letter; however, in the opinion of the Plan Administrator, the Plan and its underlying trust have operated within the terms of the Plan and remain qualified under the applicable provisions of the Code.

NVR, INC. PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2024 and 2023
(dollars in thousands)

GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2024 and 2023, there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.
5.    Plan Termination
Although it has not expressed any intent to do so, the Plan Administrator has the right under the Plan to discontinue contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, partial Plan termination or if the Sponsor suspends contributions indefinitely, affected participants will become fully vested in their accounts.
6.    Related Parties and Parties-In-Interest
At December 31, 2024 and 2023, Plan investments of $655,195 and $554,408, respectively, are with parties-in-interest as they are investment funds managed by the trustee and recordkeeper, Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, Inc.
At December 31, 2024 and 2023, investments held by the Plan included 30,931 and 32,051 shares of NVR, Inc. common stock, with a fair value of $252,978 and $224,373, respectively.
The Plan also issues loans to participants, which are secured by the vested balances in the participants’ accounts.
These transactions qualify as exempt party-in-interest transactions.
7.    Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Plan Benefits.
8.    Reconciliation of Financial Statements to Form 5500
The following is a reconciliation from the financial statements to the Form 5500 of net assets available for plan benefits:

	As of December 31,
	2024	2023

Net assets available as reported in the financial statements	$1,025,322	$880,483
Deemed distributions (1)	(8)	(23)
Net assets available as reported in the Form 5500	$1,025,314	$880,460

NVR, INC. PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2024 and 2023
(dollars in thousands)

The following is a reconciliation from the financial statements to the Form 5500 of the increase in net assets available for plan benefits:

Year ended
December 31, 2024

Increase in net assets as reported in the financial statements	$144,839
Deemed distributions reported in 2024 Form 5500 (1)	(8)
Deemed distributions reported in 2023 Form 5500 (1)	23
Increase in net assets as reported in the Form 5500	$144,854

(1)    Deemed distributions represent defaulted loan balances for which there were no post-default payment activity. These distributions are not included in the loan balance, and in turn, are not included in the net assets available for plan benefits, for reporting purposes in the Form 5500 but are reflected in the total loan balance for financial statement reporting purposes.
9.    Prohibited Transaction

During 2024, the Company did not remit employee withholdings totaling $747 in a timely manner, as defined by ERISA. This contribution is considered a prohibited transaction. The late remittance was corrected and the contributions were made to participants’ accounts. In addition, impacted participants were compensated for lost earnings attributable to the late remittance of nine days. The Company believes this prohibited transaction does not affect the tax status of the Plan.
10.    Subsequent Events
The Plan Administrator has evaluated all subsequent events through June 25, 2025, the date the financial statements were issued, and made any necessary adjustments and disclosures, as applicable.

NVR, INC. PROFIT SHARING PLAN
EIN: 54-1394360
Plan Number: 333
Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions
For the year ended December 31, 2024
(dollars in thousands)

Participant contributions transferred late to Plan	Total that constitutes nonexempt prohibited transactions			Total fully corrected under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: X	Contributions not corrected	Contributions corrected outside of VFCP	Contributions pending correction in VFCP
$747	$—	$747	$—	$—

NVR, INC. PROFIT SHARING PLAN
EIN: 54-1394360
Plan Number: 333
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2024
(dollars in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	( c) Description of investment	(d) Cost	(e) Current Value
*	Participant loans	Participant loans with various rates of interest from 4.25% to 9.50% and maturity dates through December 2039	$—	$12,756

*	Parties-in-interest

EXHIBIT INDEX

Exhibit Number	Exhibit Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on behalf of the Plan by the undersigned thereunto duly authorized.

NVR, Inc.

Date: June 25, 2025	By:	/s/ Kevin N. Reichard
Kevin N. Reichard
Profit Sharing Committee Chairman